MSC Income Fund, Inc.
1300 Post Oak Boulevard, 8th Floor
Houston, Texas 77056

October 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re: MSC Income Fund, Inc. – Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of MSC Income Fund, Inc. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, is a copy of the following materials:

1.A Certificate of the Secretary of the Company, which attaches a copy of the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid; and

2.A copy of the Fidelity Bond covering the Company.

If you have any questions regarding this submission, please do not hesitate to call me at (713) 350-6000.

Very truly yours,

/s/ Jason B. Beauvais
Jason B. Beauvais
Executive Vice President, General Counsel
and Secretary

Enclosures

MSC INCOME FUND, INC.

CERTIFICATE OF SECRETARY

The undersigned, Jason B. Beauvais, Secretary of MSC Income Fund, Inc., a Maryland corporation (the “Company”), does hereby certify that:

1.This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.
2.The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.
3.Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.
4.Premiums have been paid for the period October 14, 2025 to October 14, 2026.
IN WITNESS WHEREOF, I have executed this certificate as of the 10th day of October, 2025.

MSC INCOME FUND, INC.

By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Secretary

EXHIBIT A

Resolutions approved by the Board of Directors
of MSC Income Fund, Inc.
on October 3, 2025

Approval of Fidelity Bond
WHEREAS, Section 17(g) of the Investment Company Act of 1940 (the “1940 Act”), and Rule 17g-1(a) thereunder, require a business development company (“BDC”), such as MSC Income Fund, Inc., a Maryland corporation (the “Company”), to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC, who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and
WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1; and
WHEREAS, Rule 17g-1 requires that a majority of the members of the Board of Directors of the Company (the “Board”) who are not “interested persons” of the BDC (the “Non-Interested Directors”) approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1; and
WHEREAS, the Board, including all of the Non-Interested Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company’s officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including such Non-Interested Directors;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and its subsidiaries and insuring the Company and its subsidiaries against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Travelers Casualty and Surety Company of America, having an aggregate coverage of $10,000,000 (the “Fidelity Bond”) is reasonable, and the Fidelity Bond be, and hereby is, approved by a majority of the Non-Interested Directors; and
FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions, including adjusting the terms of the Fidelity Bond as necessary, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and
FURTHER RESOLVED, that any and all previous lawful actions taken by the Company’s officers, principals or agents in connection with the Fidelity Bond be, and hereby are, approved and ratified as duly authorized actions of the Company; and
FURTHER RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to file a copy of the Fidelity Bond with the U.S. Securities and Exchange Commission; and
FURTHER RESOLVED, that each of the Corporate Secretary and any Assistant Corporate Secretary of the Company be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and
Miscellaneous
FURTHER RESOLVED, that each of the officers of the Company is hereby authorized and empowered, for and on behalf of the Company, to take or cause to be taken any and all such actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Board; and

FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and
FURTHER RESOLVED, that the authority granted to each officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further acts and deeds for and on behalf of the Company as the officers deem necessary, appropriate or advisable to carry out the foregoing resolutions, and all acts and deeds previously performed by any of the officers of or counsel to the Company prior to the date hereof that are within the authority conferred by the foregoing resolutions are hereby approved, ratified and confirmed in all respects as the authorized acts and deeds of the Company.